Mail Stop 4561

December 13, 2007

Mr. Tim H. Taylor
Chief Financial Officer
Corus Bankshares Inc.
3959 N. Lincoln Ave.
Chicago, IL 60613-2431

      Re: Corus Bankshares Inc.
            Form 10-K for Fiscal Year Ended
            December 31, 2006

Dear Mr. Taylor:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                 Sincerely,

                 Joyce Sweeney
                 Senior Staff Accountant